UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number:  001-32199

Ship Finance International Limited
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the “Company”), dated September 16, 2008, announcing its entry into an agreement to acquire two newbuilding, ultra-deepwater semi-submersible drilling rigs for approximately $1.7 billion and its intention to increase its quarterly dividend.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File no. 333-150125) which was filed with the Securities and Exchange Commission on April 7, 2008, with an effective date of April 15, 2008.

Exhibit 1

SFL – $1.7 billion acquisition and increased quarterly dividend

Press release from Ship Finance International Limited, September 16, 2008

Ship Finance International Limited (NYSE: SFL) (“Ship Finance” or the “Company”), today announced that it has entered into an agreement to acquire two newbuilding ultra-deepwater semi-submersible drilling rigs from subsidiaries of Seadrill Limited (“Seadrill”) in combination with 15-year bareboat charters.

With a total acquisition cost of approximately $1.7 billion, Ship Finance is again breaking records for sale/leaseback transactions in the maritime industry. The Company has received commitments for a $1.4 billion loan facility from a syndicate of leading international banks.

The approximately $300 million net investment by Ship Finance is planned sourced from a combination of the Company’s available liquidity and new financing arrangements related to existing assets. These assets include vessels with no or very low leverage and a substantial profit share payment due from Frontline in early 2009 ($66.8 million accumulated YTD).

Based on this highly accretive transaction, the Company intends to increase the quarterly dividend from $0.58 to $0.60 per share in respect of the third quarter.

West Hercules is expected to be delivered to Seadrill in September 2008 from Daewoo Shipyard in South Korea, and Ship Finance expects to acquire the rig from Seadrill in early October 2008, in combination with a 15-year charter back. Seadrill has sub-chartered the rig to Husky Oil China Ltd. (“Husky”) the first three years at a charter rate of approximately $524,000 per day.

West Taurus is expected to be delivered to Seadrill in December 2008 from Jurong Shipyard in Singapore. We will acquire the rig immediately thereafter, in combination with a 15-year charter back. Following an estimated three month mobilization to Brazil, Seadrill has sub-chartered the rig to Petroleo Brasileiro S.A (“Petrobras”) for six years at a charter rate of approximately $630,000 per day.

The aggregate net charter payments on bareboat basis from Seadrill over the first 78 months will be approximately $1.4 billion for the two rigs, and for the remaining lease period, the aggregate charter payments on bareboat basis will be approximately $900 million. We have enclosed a more detailed breakdown of the charter rates at the end of the press release.

Seadrill has been granted several purchase options, and there will also be purchase obligations at the end of the charters. For the West Hercules, the first purchase option will be after 36 months at $579.5 million and the purchase obligation after 15 years will be at $135 million. For the West Taurus, the first purchase option will be after 75 months at $418 million and the purchase obligation after 15 years will be at $149 million.

Due to the purchase obligations in the charter agreements, we expect that these 100% owned rigs will be accounted for as ‘investment in associates’ based on US GAAP accounting principles.

The $1.4 billion loan facility will be paid down to approximately $730 million over the 5-year term. The average annual repayment of debt will be approximately $134 million per year. Similar to most of our recent transactions, we have only partly guaranteed the new loan facility, and of the $1.4 billion loan our guarantee exposure is limited to $100 million per rig. We have also effectively transferred the interest rate exposure to Seadrill through interest adjustment of the charter rate.

With a cash investment of approximately $300 million, the average annual net cash contribution the first five years, after estimated interest expense and debt repayment will be approximately $46.5 million per year.

Lars Solbakken, Chief Executive Officer in Ship Finance Management AS, said in a comment: "This record-breaking $1.7 billion transaction adds to our substantial growth over the last two years. Including the two new rigs, we will have invested approximately $3.4 billion in the offshore segment alone, and this demonstrates our commitment to diversify our portfolio. We see significant further growth opportunities across our target segments, and as we grow our business, we intend to continue increasing our quarterly dividends on the back of new accretive transactions.”

September 16, 2008
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Contact Persons:
Lars Solbakken: Chief Executive Officer, Ship Finance Management AS
+47 2311 4006 / +47 9119 8844

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS
+47 2311 4011 / +47 9014 1243

Charter rate details

West Hercules	Net charter rate per day *	West Taurus	Net charter rate per day *

Months 1-36	$383,100	Months 1-3	$122,600
Months 37-72	$236,500	Months 4-75	$320,700
Months 73-96	$170,100	Months 76-99	$155,500
Months 97-120	$162,200	Months 100-123	$149,700
Months 121-144	$136,500	Months 124-147	$136,300
Months 145-180	$130,800	Months 148-180	$130,600

*
Estimated average net charter rates per day on bareboat basis, assuming a LIBOR interest rate basis of 2.90% p.a. The charter rates are payable from the day the respective drilling rig is acquired by Ship Finance, and there will be adjustments in the charter rates payable by Seadrill each month based on the actual interest rate level in that period.

Purchase option details**

West Hercules	Purchase option price	West Taurus	Purchase option price

Month 36	$579.5 million	Month 75	$418.0 million
Month 72	$431.0 million	Month 99	$361.0 million
Month 96	$366.0 million	Month 123	$302.0 million
Month 120	$297.0 million	Month 147	$241.0 million
Month 144	$236.0 million

**
Purchase options timing calculated from delivery to Ship Finance and exercisable at the end of the month indicated. In addition there are also purchase obligations at the end of the 15-year charters at $135 million for West Hercules and $149 million for West Taurus.

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings and announced acquisitions, the Company has a fleet of 73 vessels and rigs, including 33 crude oil tankers (VLCC and Suezmax), 2 chemical tankers, 8 oil/bulk/ore vessels, 13 container vessels, 3 dry bulk carriers, 6 offshore supply vessels and 3 seismic vessels, 2 jack-up drilling rigs and 3 ultra-deepwater drilling units. The fleet is one of the largest in the world and most of the vessels are employed on long term charters.

More information can be found on the Company’s website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED
(registrant)

Dated: September 16, 2008	By:	/s/ Lars Solbakken
	Name:	Lars Solbakken
	Title:	Chief Executive Officer
Ship Finance Management AS

SK 23153 0001 919412